Exhibit 2

Rio de Janeiro, February 26, 2021

Oi S.A.

Rua do Lavradio, nº 71, Centro, Rio de Janeiro, RJ

At. Ms. Camille Loyo Faria - Investor Relations Officer

Ref.: Change in the nomination of candidate for the Fiscal Council

Dear Ms. Officer,

VICTOR ADLER, duly qualified in the correspondence sent on February 22, 2021, requires the replacement of Mrs. MARCO ANTÔNIO DE ALMEIDA LIMA by CRISTIANE DO AMARAL MENDONÇA in the substitution of the indicated plate. Therefore, the slate indicated for the vacancy referred to in item “a”, of paragraph 4, of Article 161 of Law No. 6,404, of 1976, in which the shareholders holding preferred shares vote, is formed by RAPHAEL MANHÃES MARTINS, as a Member of the Fiscal Council and CRISTIANE DO AMARAL MENDONÇA, as respective alternate.

The complete qualification, the curriculum and other mandatory declarations of CRISTIANE DO AMARAL MENDONÇA, in the form of the current legislation, can be found in the annex.

It is requested that the material of the Meeting and the Remote Vote Bulletin be disclosed already contemplating the modification now required

.

Sincerely,

VICTOR ADLER

VIC DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S/A

Raphael Manhães Martins OAB/RJ No 147.187